Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212-930-9725 www.srff.com

January 18, 2007

Kathleen Collins, Branch Chief - Accounting
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Euroweb International Corp.
Form 10-KSB for the Year Ended December 31, 2005
File No. 001-12000

Dear Ms. Collins:

This firm represents Euroweb International Corp. (“Euroweb” or the “Company”) in the above-referenced matter. Below, please find our responses to your November 30, 2006 comment letter:

Form 10-KSB for the Year Ended December 31, 2005
Item 13. Exhibits, page 36

1.     We note that the Company has not filed Exhibit 23 to Form 10-KSB relating to consents of experts. Considering the Company filed a Form S-8 on June 24, 2005, which incorporates by reference any future filings made with the SEC under all documents subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders have sold all of the shares offered hereby or such shares have been deregistered, explain why consents from the Independent Registered Public Accounting Firm’s have not been filed as exhibit 23 in Form 10-KSB for fiscal 2005. We refer you to Item 6.01 of Regulation S-B. Revise your filing to include these consents from your Auditors or advise us as to why consents are not necessary.

Response

Please be advised that the Company has deregistered the Form S-8 Registration Statement.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Stephen Fleming
Stephen Fleming